FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY AND EMTEK FORGE PARTNERSHIP TO ACCELERATE AND ADVANCE BBM’S CONSUMER BUSINESS GLOBALLY	3.

Document 1

NEWS RELEASE

FOR IMMEDIATE RELEASE

BLACKBERRY AND EMTEK FORGE PARTNERSHIP TO ACCELERATE AND ADVANCE BBM’S CONSUMER BUSINESS GLOBALLY

Alliance to transform BBM’s cross-platform offerings through new content-rich features and innovative BBM services

Waterloo, ON and Jakarta, Indonesia - June 27, 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, announced a strategic alliance with PT Elang Mahkota Teknologi Tbk. (Emtek, IDX:EMTK) that will provide cross-platform BBM users with access to enriched content and services. This landmark partnership accelerates BlackBerry’s vision to advance BBM for the consumer market through a licensing agreement with Emtek Group that enables the company to develop new BBM applications and services for Android, iOS and Windows Phones.

To strengthen the alliance, Emtek’s digital content arm KMK Online will establish an office in the Toronto area to work closely with BlackBerry. KMK Online has a wide breadth of media assets that will be combined with more than 20 of Emtek’s businesses and investments to bring significant value and services to BBM. These investments span across broadcast television, Web properties, content production and artists. This means, in the coming months, users will have access to a plethora of content such as national free-to-air (FTA) television stations, one of the leading online video platforms, three exclusive production houses and a library of more than 100,000 hours of TV and premium content, just to name a few.

BlackBerry will also extend its open mobility ecosystem by making the BBM application program interface (API) available to Emtek in order to accelerate the growth of partners and service providers. Integrating BBM’s social, chat, commerce and content capabilities with Emtek’s substantial portfolio of assets and ecosystem will help maximize the potential of BBM to give customers access to new:

•	Content - music and video streaming, games, sports and news channels, celebrity blogs and more

•	Commerce - shopping, gifting and coupons/vouchers

•	Online to Offline Commerce - booking movies, travel, health services or job postings

•	Finance - payment processing, money transfer, mobile phone re-charge, and utilities billing
As one of the leading messaging services, BBM cross-platform has seen significant popularity in Indonesia, growing to nearly 60 million monthly active users. Emtek, as Indonesia’s leading media content company, is an ideal partner to advance the innovation and capabilities of the BBM platform.

Licensing BlackBerry software and IP is part of the company’s strategy to increase revenue and improve margins. Not only does the alliance with Emtek facilitate this goal, it achieves operational and cost efficiencies while driving growth in the BBM business as Emtek will invest in people, infrastructure, technology development and the ecosystem.

“Emtek’s impressive background and pedigree in entertainment, content and technology makes them the perfect partner to maximize the potential of BlackBerry’s messaging platform while meeting our financial and operational goals,” said John Chen, Executive Chairman and CEO, BlackBerry. “Our BBM users are passionate people that truly value BBM as the best way to share and connect with each other. We wanted to continue to offer our users even more with the most content-rich media and new services such as e-commerce, video, music and games.”

“Our partnership with BlackBerry will allow BBM users to access exclusive content from some of Emtek’s most sought-after entertainment, technology and digital products and services,” said Alvin Sariaatmadja, CEO of Emtek. “We see significant opportunity to grow the consumer BBM business globally and are excited to invest in research and development to further advance BBM.”

Partnering with Emtek enables the growth of both consumer and enterprise BBM. As Emtek advances the platform for the consumer market, BlackBerry will continue to advance the platform for enterprise with BBM Protected, the world’s most secure cross-platform messaging service. BBM Protected provides enterprise-grade messaging for Android, iOS, BB10 and BBOS, and enables users to stay connected and engaged with each other through real time messaging, voice and video communications.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

About Emtek
The Emtek Group is the largest media, content and technology businesses in Indonesia. Emtek Group operates three free to air television channels (SCTV, Indosiar and O-Channel), a Pay-TV business (Nexmedia) and several IT solutions business, and has established a substantial online media presence through its subsidiary PT Kreatif Media Karya (KMK). In conjunction with its television businesses, Emtek Group owns controlling interests in several content production ventures, creating film for cinema and television, drama series and animation. KMK is focused on creating growth for the Group in the online industry. KMK currently owns and operates the Internet portals Liputan6.com, a top 3 news portal in Indonesia, Vidio.com, a video portal, Bintang.com, an entertainment portal, Bola.com, a sports portal, and Karir.com, a leading local job portal. KMK has also made investments in several other companies including PropertyGuru Group, South East Asia’s leading online property portal and Bukalapak.com, an Indonesian online marketplace. For more information, please visit www.emtek.co.id.

Media Contact: BlackBerry Media Relations (519) 597-7273 mediarelations@BlackBerry.com	Media Contact: Emtek Media Relations sutanto@emtek.co.id
Investor Contact: BlackBerry Investor Relations (519) 888-7465 investor_relations@BlackBerry.com	Investor Contact: Mr. Olle Wennerdahl Investor Relations +62 21 2973 5555 ext 1710 +62 82 111 222 120 olle.wennerdahl@emtek.co.id

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 27, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer